UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 14, 2025

Arogo Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41179	87-1118179
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

848 Brickell Avenue, Penthouse 5, Miami, FL 33131

(Address of principal executive offices, including zip code)

(786) 442-1482

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one Redeemable Warrant	AOGOU	OTC Markets
Class A Common Stock, $0.0001 par value per share	AOGO	OTC Markets
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AOGOW	OTC Markets

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof. Arogo’s stockholders, warrant holders and other interested parties are urged to read such agreement in its entirety. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

General Description of the Business Combination Agreement

On February 14, 2025, Arogo Capital Acquisition Corp., a Delaware corporation (together with its successors, “Purchaser” or “Arogo”), entered into an agreement and plan of merger (the “Business Combination Agreement”) with BTL Merger (Cayman) Ltd., a to-be-formed Cayman Islands exempted company, and a wholly-owned subsidiary of the Company upon execution of a joinder thereto (“Merger Sub”), Singto, LLC, a Delaware limited liability company in the capacity as the representative from and after the effective time of the business combination (the “Effective Time”) for the stockholders of Purchaser (other than the Company Security Holders (as defined in the Business Combination Agreement) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of the Business Combination Agreement (the “Purchaser Representative”), BTL Holdings (Cayman) Limited, upon execution of a joinder agreement to become party to the Business Combination Agreement (a “Joinder”), a to-be-formed Cayman Islands exempted company (“Pubco”), Mr. Nusttanakit Sasianon and Mr Sawin Laosethakul, jointly and solely in their capacity as the representatives from and after the Effective Time for the Company Shareholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”), and Bangkok Tellink Co., Ltd., a Thailand-based registered company (the “Company”). The Purchaser, Merger Sub, Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

The Merger and Share Exchange

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, the Parties intend to effect a business combination transaction whereby (a) Purchaser will merge with and into Merger Sub, with Purchaser continuing as the surviving entity or, alternatively, Purchaser will merge with and into Pubco (the “Merger”), as a result of which, (i) Purchaser shall become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of Purchaser immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (b) Pubco shall acquire all of the issued and outstanding ordinary shares of the Company from the Sellers in exchange for ordinary shares of Pubco (the “Share Exchange”, and collectively with the Merger and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents, the “Transactions”).

At the Effective Time, immediately following the consummation of the Share Exchange, (a) Purchaser and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into Purchaser, following which Merger Sub shall be removed from the register of companies in the Cayman Islands and be dissolved and the separate corporate existence of Merger Sub shall cease and Purchaser shall continue as the surviving company. Purchaser, as the surviving company after the Merger, is hereinafter sometimes referred to as the “Surviving Company” (provided, that references to Purchaser for periods after the Effective Time shall include the Surviving Company) or (b) Purchaser and Pubco shall consummate the Merger, pursuant to which Purchaser shall be merged with and into Pubco and shall become a wholly-owned subsidiary of Pubco. The Merger shall have the effects specified in the Companies Act (Revised) of the Cayman Islands (the “Cayman Act”).

On the Closing Date, Merger Sub or, alternatively, Pubco and Purchaser shall execute a plan of merger in form and substance reasonably acceptable to Purchaser, Pubco, the Sellers and the Company (the “Plan of Merger”), and the Parties shall file the Plan of Merger and such other documents as required by the Cayman Act with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Act and Purchaser's and Merger Sub's or, alternatively, Pubco’s Organizational Documents. The Merger shall become effective at the Effective Time, which is on the Closing Date when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or as set forth in the Business Combination Agreement.

Effect of the Merger

At the Effective Time, by virtue of, or in connection with, the Merger and without any action on the part of any Party or the holders of any capital shares of Purchaser, Pubco or Merger Sub: (a) all of the Merger Sub Ordinary Shares issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of ordinary shares of the Surviving Company. In connection with the Merger, at the Effective Time (but for the avoidance of doubt following the conversion of Purchaser Ordinary Shares into Pubco Ordinary Shares pursuant to section 1.7(b) of the Business Combination Agreement), the Company shall surrender for no consideration all of the shares of Pubco issued and outstanding immediately prior to the Effective Time which were held by the Company, and such Pubco Ordinary Shares shall be canceled without any conversion thereof or payment therefor.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by Arogo, the Company and Pubco as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect, knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents thereto, subject to certain customary exceptions.

In the Business Combination Agreement, Arogo made certain customary representations and warranties to the Company, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relating to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) SEC filings and Arogo financial statements; (7) absence of certain changes; (8) compliance with laws; (9) actions, orders and permits; (10) tax returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) Merger Sub Activities (16) Investment Company Act of 1940, as amended (the “Investment Company Act”); (17) finders and brokers; (18) ownership of stockholder merger consideration (19) certain business practices; (20) insurance; (21) Purchaser trust account (22) independent investigation.

Additionally, Pubco made certain customary representations and warranties related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relating to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) ownership of the exchange shares; (7) Pubco and Merger Sub activities; (8) finders and brokers; (9) Investment Company Act; (10) information supplied; (11) independent investigation; and (12) no other representation.

In the Business Combination Agreement, the Company made certain customary representations and warranties to Arogo and Pubco, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) the Company financial statements; (8) absence of certain changes; (9) compliance with laws; (10) orders and permits; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with related persons; (22) insurance; (23) books and records; (24) top customers and suppliers; (25) certain business practices; (26) compliance with privacy laws, privacy policies and certain contracts; (27) Investment Company Act; (28) finders and brokers; (29) independent investigation (30) information supplied; (31) disclosure.

Covenants of the Parties

Each Party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including in pertinent part the covenants regarding: (1) access and information; (2) conduct of business of the Company; (3) conduct of business of Arogo; (4) the Company’s obligation to deliver interim financial statements; (5) Arogo’s public filing and Arogo’s stockholder approval; (6) no solicitation; (7) trading; (8) notifications of certain matters; (9) efforts to consummate the closing and obtain third party and regulatory approvals; (10) tax matters (11) further assurances; (12) filing of a Registration Statement (as defined below); (13) company shareholder approval; (14) public announcements; (15) confidentiality; (16) documents and information; (17) post-closing board of directors and executive officers; (18) indemnification of directors and officers after the Closing and tail insurance; (19) use of trust account proceeds after the Closing; (20) PIPE investment, if sought; and (21) incentive equity plan.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately after the Closing to consist of a board of five directors, a majority of which will be independent, whereby: one (1) person designated by the Company and Purchaser prior to the Closing that shall qualify as an independent director under Nasdaq rules (the “Purchaser Director”), one (1) person designated by the Sponsor prior to the Closing that shall qualify as an independent director under Nasdaq rules (the “Sponsor Director”), and three (3) directors designated by the Company, at least one (1) of whom shall be required to qualify as an independent director under Nasdaq rules. At or prior to the Closing, Pubco will provide each Arogo director with a customary director indemnification agreement, in form and substance reasonably acceptable to the Company.

Arogo and Pubco also agreed to prepare, and Pubco shall file with the Securities and Exchange Commission (“SEC”), a registration statement on Form F-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of securities of Pubco to the holders of Arogo securities and containing a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of Arogo for the matters relating to the Transactions to be acted on at the extraordinary general meeting of the shareholders of Arogo and providing such shareholders with an opportunity to participate in the redemption by Arogo of its public shareholders in connection with Arogo’s initial business combination, as required by its amended and restated memorandum and articles of association (the “Redemption”).

Survival and Indemnification

Representations and warranties of the Company and the Purchaser contained in the Business Combination Agreement or in any certificate or instrument delivered by or on behalf of the Company or the Purchaser pursuant to the Business Combination Agreement shall not survive the Closing, and from and after the Closing, the Company and the Purchaser and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company or the Purchaser or their respective Representatives with respect thereto. The covenants and agreements made by the Company and the Purchaser in the Business Combination Agreement or in any certificate or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms.

Any rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of Arogo, the Company, Pubco, Merger Sub and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of Arogo, the Company, Pubco, and Merger Sub (the “D&O Indemnified Persons”) as provided in their respective organizational documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and Arogo, the Company, Pubco, and Merger Sub, in effect on the date of the Business Combination Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of Pubco, Arogo and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of the Business Combination Agreement in the organizational documents of Arogo, the Company, Pubco to the extent permitted by applicable law, which provisions shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives

In addition, Arogo shall be permitted prior to the Closing Date to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Closing Date for events occurring prior to the Closing Date (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than Arogo’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, Arogo and Pubco shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Arogo and Pubco shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance.

Conditions to Closing

The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and Arogo of the following conditions: (i) the approval of the Business Combination Agreement and the transactions contemplated thereby, the adoption of Pubco’s amended and restated the memorandum and articles of association, the adoption and approval of a new equity incentive plan for Pubco, the appointment of the members of the Pubco’s board of directors after the Closing and other related matters by the requisite vote of Arogo’s shareholders; (ii) receipt by the Company of all consents required and regulatory approvals to be obtained from any regulatory authority or third person in order to consummate the Transactions (the “Required Consents”); (iii) expiration of any waiting period under applicable antitrust laws; (iv) no law or order preventing or prohibiting the Transactions; (v) no pending litigation to enjoin or restrict the consummation of the Closing; (vi) members of the post-closing Pubco board shall have been elected or appointed as of the Closing Date; (vii) the effectiveness of the Registration Statement; and (viii) Nasdaq listing of Pubco shares.

In addition, unless waived by the Company, the obligations of the Company to consummate the Transactions are subject to the satisfaction of the following conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Arogo being true and correct as of the date of the Business Combination Agreement and as of the Closing Date (subject to Material Adverse Effect); (ii) Arogo having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the Closing Date; (iii) absence of any Material Adverse Effect with respect to Arogo since the date of the Business Combination Agreement which is continuing and uncured; and (iv) delivery of closing deliverables documents are in full force and effect such as consents and good standing certificate.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either Arogo or the Company if the Closing has not occurred on or prior to December 31, 2025 (the “Outside Date”); provided that if Arogo, at its election with the consent of the Company, receives shareholder approval for a charter amendment to extend the term it has to consummate a business combination (“Charter Extension”) for an additional period equal to the shorter of (i) three (3) additional months, and (ii) the period ending on the last date for Arogo to consummate its Business Combination pursuant to such subsequent Charter Extension. A party is not entitled to terminate the Business Combination Agreement if the failure of the Closing to occur by such date was caused by or the result of a breach of the Business Combination Agreement by such Party.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances prior the Closing, including, among other reasons: (i) by mutual written consent of Arogo and the Company; (ii) by either Arogo or the Company if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by the Company for a material uncured breach of the Business Combination Agreement by Arogo if the breach would result in the failure of the related Closing condition; (iv) by Arogo for the material uncured breach of the Business Combination Agreement by the Company, Pubco, Merger Sub, if the breach would result in the failure of the related Closing condition; (v) by Arogo if there has been a Material Adverse Effect with respect to the Company taken as a whole since the date of the Business Combination Agreement, which is uncured and continuing; or (vi) by either Arogo or the Company if Arogo holds an extraordinary general meeting of its stockholders to approve the Business Combination Agreement and the Transactions and such approval is not obtained.

If the Business Combination Agreement is terminated, all obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidentiality, fees and expenses, trust account waiver, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for certain fraud claims or for willful breach of the Business Combination Agreement prior to the termination.

Trust Account Waiver and Releases

The Company, Pubco, Merger Sub have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Arogo’s trust account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom directly or indirectly to Arogo’s shareholders).

Governing Law

The Business Combination Agreement is governed by Delaware law. Any state or federal court located in Delaware will have exclusive jurisdiction.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties, covenants and agreements were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms, but it is not intended to provide any other factual information about Arogo, the Company or any other party to the Business Combination Agreement. In particular, the representations and warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Arogo’s public disclosures.

Ancillary Documents

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Ancillary Documents”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Documents, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Ancillary Documents in their entirety.

Lock-Up Agreements

On or before the Closing, the Significant Company Holders shall each have each entered into a Lock-Up Agreement with Purchaser and the Purchaser Representative, the form of which is attached as Exhibit 10.1 (each, a “Lock-Up Agreement”) with regard to the Exchange Shares to be received by such Seller. In such Lock-Up Agreement, each Seller agreed that such Seller will not, during the period commencing from the Closing Date and ending on the six (6) month anniversary of the Closing Date, (i) lend, offer, pledge (except as provided below), hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of such Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Exchange Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Non-Competition and Non-Solicitation Agreement

Also on February 14, 2025, key management of the Company entered into a two-year Non-Competition and Non-Solicitation Agreement in favor of Purchaser and the Company, which is attached as Exhibit 10.2 hereto (each, a “Non-Competition Agreement”), each of which agreements described in clauses (a) and (b) above will become effective as of the Closing of the business combination.

Letter Agreement

As previously reported by Arogo on Form 8-K filed with the SEC on December 31, 2021, Arogo’s sponsor, Singto, LLC (previously named Koo Dom Investment LLC) (the “Sponsor”), along with each officer and director of Arogo, entered into a Letter Agreement dated December 23, 2021 whereby the Sponsor and each officer and director agreed that it, he or she shall not transfer below) any of their shares until the earlier of (A) six months after the completion of Arogo’s business combination, and (B) subsequent to the business combination, (x) if the closing price of Arogo Class A Common Stock equals or exceeds $12.00 per unit (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the business combination or (y) the date on which Arogo completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of Arogo’s shareholders having the right to exchange their shares of Arogo Class A Common Stock for cash, securities or other property.

Sponsor Support Agreement

Also on February 14, 2025, Arogo, the Sponsor, and the Company entered into the Sponsor Support Agreement, which is attached hereto as Exhibit 10.4. Pursuant to the terms of the Sponsor Support Agreement, the Sponsor agreed to vote their Arogo founder shares and Private Placement Shares, as applicable, in favor of the adoption and approval of the Business Combination Agreement and the Transactions.

Voting Agreement

Also on February 14, 2025, Arogo, the Company, and the Company Shareholders entered into the Voting Agreement, which is attached hereto as Exhibit 10.5. Pursuant to the terms of the Voting Agreement, the Company and the Company Shareholders agreed to vote in favor of the adoption and approval of the Business Combination Agreement and the Transactions.

The Lock-Up Agreement, Non-Competition and Non-Solicitation Agreement, Letter Agreement, Sponsor Support Agreement and Voting Agreement are filed with this Current Report on Form 8-K as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, and are incorporated herein by reference, and the foregoing descriptions of the Lock-Up Agreement, Non-Competition and Non-Solicitation Agreement, Letter Agreement, Sponsor Support Agreement and Voting Agreement are qualified in their entirety by reference thereto.

Item 7.01 Regulation FD Disclosure

On February 18, 2025, Arogo issued a press release announcing the execution of the Business Combination Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Business Combination Agreement by and among Arogo Capital Acquisition Corp., BTL Merger (Cayman) Ltd., Singto, LLC, a Delaware limited liability company in the capacity as the representative from and after the effective time of the business combination, BTL Holdings (Cayman) Limited, Mr. Nusttanakit Sasianon and Mr Sawin Laosethakul, and Bangkok Tellink Co., Ltd. dated as of February 14, 2025.
10.1	Form of Lock-Up Agreement.
10.2	Non-Competition and Non-Solicitation Agreement by and among Arogo Capital Acquisition Corp., BTL Merger (Cayman) Ltd., Singto, LLC, a Delaware limited liability company in the capacity as the representative from and after the effective time of the business combination, BTL Holdings (Cayman) Limited, dated as of February 14, 2025.
10.3	Letter Agreement, dated December 23, 2021, among the Company, Koo Dom Investment LLC and each of the executive officers and directors of the Company. Incorporated by reference as Exhibit 10.1 to Arogo Capital Acquisition Corp.’s Form 8-K filed with the SEC on December 31, 2021.
10.4	Sponsor Support Agreement dated as of February 14, 2025
10.5	Voting Agreement between Arogo, the Company and the Company Shareholders dated as of February 14, 2025.
99.1	Press Release issued February 18, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

Forward-Looking Statements

The information in this report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; (2) references with respect to the anticipated benefits of the proposed Business Combination and the projected future financial performance of Arogo and the Company’s operating companies following the proposed Business Combination; (3) changes in the market for the Company’s products and services and expansion plans and opportunities; (4) the Company’s unit economics; (5) the sources and uses of cash of the proposed Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; (7) the projected technological developments of the Company and its competitors; (8) anticipated short- and long-term customer benefits; (9) current and future potential commercial and customer relationships; (10) the ability to grow efficiently at scale; (11) anticipated investments in research and development and the effect of these investments and timing related to commercial product launches; and (12) expectations related to the terms and timing of the proposed Business Combination.

These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of the Company’s and Arogo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Arogo. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the ability to obtain or maintain the listing of the Pubco’s securities on The Nasdaq Stock Market, following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination; changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; the Company’s ability to successfully expand its products and implement its growth strategy; the Company’s ability to manage risks relating to its operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between the Company and its employees; the Company’s ability to successfully collaborate with business partners; demand for the Company’s current and future offerings; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that the Company is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required shareholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against the Company, Arogo or Pubco or other following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of the Company to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; technological improvements by the Company’s peers and competitors; and those risk factors discussed in documents of Pubco and Arogo filed, or to be filed, with the Securities and Exchange Commission (the “SEC”).

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Arogo nor the Company presently know or that Arogo and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Arogo’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this report. Arogo and the Company anticipate that subsequent events and developments will cause Arogo’s and the Company’s assessments to change. However, while Arogo and the Company may elect to update these forward-looking statements at some point in the future, Arogo and the Company specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Arogo. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Pubco intends to file with the SEC, a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Arogo Capital Acquisition Corp (“Arogo”) and a prospectus in connection with the proposed Business Combination involving Arogo, BTL Holdings (Cayman) Limited (the “Pubco”), BTL Merger (Cayman) Ltd. (“Merger Sub”), and Bangkok Tellink Co., Ltd. (the “Company”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Arogo as of a record date to be established for voting on Arogo’s proposed Business Combination with the Company. SHAREHOLDERS OF AROGO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH AROGO’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT AROGO, THE COMPANY, PUBCO AND THE BUSINESS COMBINATION. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Arogo Capital Acquisition Corp., 848 Brickell Avenue, Penthouse 5, Miami, FL 33131, Attention: Suradech Taweesaengsakulthai.

Participants in the Business Combination

Pubco, Arogo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Arogo in connection with the Business Combination. Information regarding the officers and directors of Arogo is set forth in Arogo’s annual report on Form 10-K, which was filed with the SEC on May 10, 2024. Additional information regarding the interests of such potential participants will also be included in the Registration Statement on Form F-4 (and will be included in the definitive proxy statement/prospectus for the Business Combination) and other relevant documents filed with the SEC.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 20, 2025

AROGO CAPITAL ACQUISITION CORP.

By:	/s/ Suradech Taweesaengsakulthai
Name:	Suradech Taweesaengsakulthai
Title:	Chief Executive Officer